October 16, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brigitte Lippmann

Re:	Decarbonization Plus Acquisition Corporation
Registration Statement on Form S-1
Filed September 22, 2020, as amended
File No. 333-248958

Dear Ms. Lippmann:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Decarbonization Plus Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on October 20, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that, as of the date hereof, they intend to distribute approximately 1,000 copies of the Preliminary Prospectus dated October 13, 2020 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
as Representative of the Several Underwriters

By:	/s/ Dylan Tornay
	Name:	Dylan Tornay
	Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC
as Representative of the Several Underwriters

By:	/s/ Timothy Perry
	Name:	Timothy Perry
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]